Denarii Resources Inc
502 E. John Street
Carson City, Nevada 89706

United States Securities and Exchange Commission
Washington, D.C.

April 20, 2010

RE:  Denarii Resources, Inc.
        Item 4.02 Form 8-K Filed December 10, 2009
        File No. 000-53389

Attention:  Mark C. Shannon

Dear Mr. Shannon,

Denarii Resources Inc. believes that since the increase in the related party loan represented expenses paid for on behalf of the company rather than cash loaned to the company, it does not belong in the financing activities section of the cash flows report, but rather belongs in the operating activities section as a reduction of net income to arrive at cash used in operations. This is in keeping with the principle of conservatism, but if the SEC would prefer a more aggressive accounting approach, the Company can report the non-cash expenditures on its behalf as actual cash raised and spent.

The company has amended the Form 8-K to include the independent accountant’s letter as required by Item 4-02 (C)(3) of Form 8-K.

The company expects to file an amended 10Q to reflect the revised financial statements for the period ended September 30, 2009 no later than May 10, 2010.

Denarii Resources Inc. acknowledges that the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure the Commission from taking any action with respect to the filing, the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DENARII RESOURCES INC.
By: /s/ Dennis Lorrig ___________________________________ Name: Dennis Lorrig Title: President/Chief Executive Officer